www.excellonresources.com

EXCELLON PROVIDES UPDATE ON DEVELOPMENTS

RELATED TO COVID-19 RESPONSE

Toronto, Ontario – April 2, 2020 – Excellon Resources Inc. (TSX:EXN, EXN.WT, OTC:EXLLF and FRA:E4X1) (“Excellon” or the “Company”) announces that the Company is in the process of temporarily suspending all mining, milling and exploration activities at its Mexican operations until April 30, 2020, in accordance with the detailed Mexican Presidential Order (the “Order”) issued on March 31st. On March 30th, Mexico declared a state of emergency and issued stricter measures, including the temporary suspension of activities deemed non-essential to containing the COVID-19 pandemic. The Order did not list mining and mineral processing as essential activities. Critical pumping, safety, security and environmental management will continue during this temporary suspension.

“We stand with the People and Government of Mexico, as we all have a part to play in stopping this global pandemic,” stated Brendan Cahill, President and CEO. “We hope that the significant steps Mexico has taken will save lives across the country. We stand ready to safely resume operations at the appropriate time to contribute to our local economies and critical global supply chains.”

As advised on March 20, 2020 (CEO’s Letter to Shareholders), the Company implemented measures at the Platosa Mine and Miguel Auza Mill to minimize the possibility of COVID-19 outbreaks amongst the workforce and local communities. Excellon will continue to dialog with government authorities to ensure a safe and timely re-start of operations at Platosa and Miguel Auza. The Company’s business continuity plans are in place and the Company is expected to have sufficient liquidity to manage through the temporary suspension of mining operations, with cash and marketable securities totaling US$9.7 million as of March 31, 2020.

About Excellon

Excellon’s 100%-owned Platosa Mine has been Mexico’s highest-grade silver mine since production commenced in 2005. Excellon is focused on optimizing Platosa’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit mineralization on the 14,000-hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000-hectare Evolución Property, and capitalizing on current market conditions by acquiring undervalued projects. The Company also holds an option on the 164 km2 Silver City Project in Saxony, Germany, a high-grade epithermal silver district with 750 years of mining history and no modern exploration.

Additional details on Excellon’s properties are available at www.excellonresources.com.

For Further Information, Please Contact:

Excellon Resources Inc.

Brendan Cahill, President & Chief Executive Officer or

Anna Ladd-Kruger, Chief Financial Officer & VP Corporate Development

(416) 364-1130

info@excellonresources.com

www.excellonresources.com

Forward-Looking Statements

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this Press Release, which has been prepared by management. This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act. Such statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, proposed production rates, potential mineral recovery processes and rates, business and financing plans, business trends and future operating revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties, and particularly the September 7, 2018 NI 43-101 technical report prepared by SRK Consulting (Canada) Inc. with respect to the Platosa Property. This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.